Exhibit 99(a)(7)

To the Holders of Original Warrants:

On May 30, 2012, Guided Therapeutics, Inc. commenced an exchange offer pursuant to which the holders of Original Warrants exercisable to purchase up to an aggregate of 28,389,336 shares of the Company’s common stock at an exercise price of $0.65 per share, with exercise periods ending either July 26, 2012 or March 1, 2013, have been given the opportunity to tender such Original Warrants for a combination of three types of New Warrants. The terms of the offer are described more fully in the Offer to Exchange dated May 30, 2012 and the related Election to Participate, Notice of Withdrawal and form of New Warrants previously sent to all holders of Original Warrants.

This letter is to inform you that the offer has been extended to 5:00 p.m. (Eastern) on Thursday, July 5, 2012. The purpose of this extension is to allow holders of Original Warrants additional time to tender their warrants for exchange. No other changes to the offer are being made at this time and the offer remains subject to the terms and conditions set forth in the Offer to Exchange and the related Election to Participate.

As a result of this extension, even if you have already tendered your Original Warrants in the offer, you will have the right to withdraw such tendered warrants between now and 5:00 p.m. (Eastern) on Thursday, July 5, 2012.

If you tender (and do not validly withdraw) your Original Warrants on or prior to 5:00 p.m. (Eastern) on Thursday, July 5, 2012, we will issue you New Warrants promptly after that date and your Original Warrants will be permanently cancelled and you will have no further rights in or to such Original Warrants.

As described more fully in the Offer to Exchange, a portion of your New Warrants will have an exercise period ending on September 15, 2012 and will expire and be of no further value and no longer exchangeable for shares of our common stock, warrants, or otherwise unless you exercise them on or prior to that date.

Any Original Warrants that are not tendered pursuant to the exchange offer will remain outstanding until they expire by their current terms or you exercise them.

As of June 27, 2012, holders of Original Warrants exercisable to purchase approximately 10,305,040 shares of the Company’s common stock had tendered such warrants for exchange.

The offer to exchange your Original Warrants for New Warrants is being made solely under the Offer to Exchange and the related Election to Participate (together with any amendment or supplement thereto). You should read these materials carefully before you decide whether to tender any of your Original Warrants for exchange.

Any questions concerning the Offer to Exchange or any other document accompanying or referred to in the Offer to Exchange, or to request additional copies of any such documents, may be directed to the Company at Guided Therapeutics, Inc., 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, Attn: Jacque Tapley, or by telephone at (770) 242-8723.

Very truly yours,

GUIDED THERAPEUTICS, INC.

Norcross, Georgia

June 28, 2012

5835 Peachtree Corners East • Suite D • Norcross, GA 30092

Phone: 770-242-8723 • FAX: 770-242-8639

www.guidedinc.com